UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

 SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

                                (Name of Issuer)

                      ORDINARY SHARES WITHOUT NOMINAL VALUE

                         (Title of Class of Securities)

                                   803054204

                                 (CUSIP Number)

                                   MAY 3, 2001

             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  |_| Rule 13d-1(b)

                  |_|Rule 13d-1(c)

                  |X| Rule 13d-1(d)


______________

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

--------- ----------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Dr. h. c. Klaus Tschira

--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   |_|
                                                                    (b)   |_|

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Germany

--------- ----------------------------------------------------------------------
                  5.       SOLE VOTING POWER

   NUMBER OF               2,000,000

     SHARES       -------- -----------------------------------------------------
                  6.       SHARED VOTING POWER
  BENEFICIALLY
                           36,987,460*
    OWNED BY
                  -------- -----------------------------------------------------
      EACH        7.       SOLE DISPOSITIVE POWER

    REPORTING              2,000,000

   PERSON WITH    -------- -----------------------------------------------------
                  8.       SHARED DISPOSITIVE POWER

                           36,987,460*

--------- ----------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**

          38,987,460

--------- ----------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES

          CERTAIN SHARES                                              |X|


--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          12.3%

--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON

          IN

--------- ----------------------------------------------------------------------

     * Includes 21,154,800 ordinary shares owned by Klaus Tschira Stiftung gemeinnutzige GmbH and 15,832,660 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. Dr. Tschira exercises voting and dispositive power of the ordinary shares held by such entities.

     ** Excludes 1,633,840 ordinary shares owned in the aggregate by Dr. Tschira's immediate family and such shares are not included above.

--------- ----------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Dr. h.c. Tschira Beteiligungs GmbH & Co. KG

--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                                   (b)  |_|

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Germany

----------------- -------- -----------------------------------------------------
                  5.       SOLE VOTING POWER
   NUMBER OF
                           15,832,660
    SHARES
                  -------- -----------------------------------------------------
  BENEFICIALLY    6.       SHARED VOTING POWER

    OWNED BY               -0-

      EACH        -------- -----------------------------------------------------
                  7.       SOLE DISPOSITIVE POWER
   REPORTING
                           15,832,660
  PERSON WITH
                  -------- -----------------------------------------------------
                  8.       SHARED DISPOSITIVE POWER

                           -0-
--------- ----------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,832,660

--------- ----------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES

          CERTAIN SHARES                                                 |_|


--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.0%

--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON

          PN

--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Dr. h.c. Tschira Verwaltungs GmbH

--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   |_|
                                                                    (b)   |_|

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Germany

--------- ----------------------------------------------------------------------
                  5.       SOLE VOTING POWER

   NUMBER OF               -0-

    SHARES        -------- -----------------------------------------------------
                  6.       SHARED VOTING POWER
  BENEFICIALLY
                           15,832,660*
    OWNED BY
                  -------- -----------------------------------------------------
     EACH         7.       SOLE DISPOSITIVE POWER

   REPORTING               -0-

  PERSON WITH     -------- -----------------------------------------------------
                  8.       SHARED DISPOSITIVE POWER

                           15,832,660*
--------- ----------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,832,660

--------- ----------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES

          CERTAIN SHARES                                                  |_|


--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.0%

--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON

          CO

--------- ----------------------------------------------------------------------


     *    Includes   15,832,660  ordinary  shares  owned  by  Dr.  h.c.  Tschira
          Beteiligungs GmbH & Co. KG. Dr. h.c. Tschira Verwaltungs GmbH exercises voting and dispositive power of the ordinary shares held by such entity.

--------- ----------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Klaus Tschira Stiftung gemeinnutzige GmbH

--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   |_|
                                                                    (b)   |_|

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Germany

--------- ----------------------------------------------------------------------
                  5.       SOLE VOTING POWER

   NUMBER OF               21,154,800

    SHARES        -------- -----------------------------------------------------
                  6.       SHARED VOTING POWER
  BENEFICIALLY
                           -0-
    OWNED BY
                  -------- -----------------------------------------------------
     EACH         7.       SOLE DISPOSITIVE POWER

   REPORTING               21,154,800

  PERSON WITH     -------- -----------------------------------------------------
                  8.       SHARED DISPOSITIVE POWER

                           -0-
--------- ----------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,154,800

--------- ----------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES

          CERTAIN SHARES                                                  |_|


--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.7%

--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON

          CO

--------- ----------------------------------------------------------------------

ITEM 1(A).        NAME OF ISSUER.

     SAP   Aktiengesellschaft    Systeme,    Anwendungen,    Produkte   in   der
Datenverarbeitung (the "Company").

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

     The Company's principal executive offices are located at Neurottstrasse 16, 69190 Walldorf, Federal Republic of Germany.

ITEMS 2(A).       NAME OF PERSON FILING.

     This statement is filed on behalf of the following persons with respect to ordinary shares of the Company beneficially held by such persons (collectively, the "Shares"):

     (i) Dr. h. c. Klaus Tschira, with respect to Shares beneficially owned by him and with respect to shares beneficially owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG and Klaus Tschira Stiftung gemeinnutzige GmbH;

     (ii) Dr. h.c. Tschira Beteiligungs GmbH & Co. KG, with respect to Shares beneficially owned by it;

     (iii)  Dr.  h.c.   Tschira   Verwaltungs   GmbH,  with  respect  to  Shares
beneficially owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG; and

     (iv) Klaus Tschira Stiftung gemeinnutzige GmbH, with respect to Shares beneficially owned by it.

     The foregoing persons are hereinafter referred to collectively as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

     The address of the principal business office of each of the Reporting Persons is Villa Bosch, Schloss-Wolfsbrunnenweg 33, 69118 Heidelberg, Federal Republic of Germany.

ITEM 2(C).        CITIZENSHIP.

     (i) Dr. h. c. Klaus Tschira is a citizen of the Federal Republic of Germany.

     (ii) Dr. h.c. Tschira Beteiligungs GmbH & Co. KG is a limited liability partnership organized under the laws of the Federal Republic of Germany.

     (iii) Dr. h.c. Tschira Verwaltungs GmbH is a corporation organized under the laws of the Federal Republic of Germany.

     (iv) Klaus Tschira Stiftung gemeinnutzige GmbH is a corporation organized under the laws of the Federal Republic of GERMANY.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES.

     Ordinary Shares without Nominal Value.

ITEM 2(E).       CUSIP NUMBER.

        803054204

ITEM 3.

     If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

     (a)         |_| Broker or dealer  registered  under  Section 15 of the Act,


     (b)         |_| Bank as defined in Section 3(a)(6) of the Act,

     (c)         |_| Insurance  Company as defined in Section  3(a)(19) of  the
                     Act,

     (d)         |_| Investment  Company  registered under Section 8 of the
                     Investment Company Act of 1940,

     (e)         |_| Investment  Adviser  in  accordance  with Rule  13d-1(b)(1)
                     (ii)(E),

     (f)         |_| Employee  Benefit Plan or Endowment Fund in accordance
                     with 13d-1 (b)(1)(ii)(F),

     (g)         |_| Parent Holding Company or control person in accordance
                     with Rule 13d-1 (b)(1)(ii)(G),

     (h)         |_| Savings  Association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act,

     (i)         |_| Church Plan that is excluded from the definition of an
                     investment   company   under   Section   3(c)(14)  of  the
                     Investment Company Act of 1940,

     (j)         |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.          OWNERSHIP.

     The percentages used herein and in the rest of Item 4 are calculated based upon 315,958,537 total ordinary shares of the Company issued and outstanding as of July 27, 2004, based upon a representation of the Company. As of the close of business on July 30, 2004:

     A.  DR. H. C. KLAUS TSCHIRA

     (a) Amount beneficially owned: 38,987,460

     (b) Percent of class: 12.3%

     (c) (i)     Sole power to vote or direct the vote: 2,000,000

         (ii)    Shared power to vote or direct the vote: 36,987,460

         (iii)   Sole  power  to  dispose  or  direct  the  disposition:
                 2,000,000

         (iv)    Shared  power to  dispose  or  direct  the  disposition:
                 36,987,460

     B.  DR. H.C. TSCHIRA BETEILIGUNGS GmbH & CO. KG

     (a) Amount beneficially owned: 15,832,660

     (b) Percent of class: 5.0%

     (c) (i)     Sole power to vote or direct the vote: 15,832,660

         (ii)    Shared power to vote or direct the vote: 0

         (iii)   Sole  power  to  dispose  or  direct  the  disposition:
                 15,832,660

         (iv)    Shared power to dispose or direct the disposition: 0

     C.  DR. H.C. TSHIRA VERWALTUNGS GmbH

     (a) Amount beneficially owned: 15,832,660

     (b) Percent of class: 5.0%

     (c) (i)     Sole power to vote or direct the vote: 15,832,660

         (ii)    Shared power to vote or direct the vote: 0

         (iii)   Sole  power  to  dispose  or  direct  the  disposition:
                 15,832,660

         (iv)    Shared power to dispose or direct the disposition: 15,832,660

     D.  KLAUS TSCHIRA STIFTUNG GEMEINNUTZIGE GmbH

     (a) Amount beneficially owned: 21,154,800

     (b) Percent of class: 6.7%

     (c) (i)      Sole power to vote or direct the vote: 21,154,800

         (ii)     Shared power to vote or direct the vote: 0

         (iii)    Sole  power  to  dispose  or  direct  the  disposition:
                  21,154,800

                  (iv) Shared power to dispose or direct the disposition: 0

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not Applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not Applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

     Not Applicable.

ITEM 10.        CERTIFICATION.

     Not Applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  July 30, 2004


                                    /s/ Dr. h.c. Klaus Tschira
                                -----------------------------------------------
                                Dr. h. c. Klaus Tschira

                                Klaus Tschira Stiftung gemeinnutzige GmbH


                                By:    /s/ Dr. h.c. Klaus Tschira
                                   --------------------------------------------
                                   Name:  Dr. h.c. Klaus Tschira
                                   Title: Managing Director


                                Dr. h.c. Tschira Beteiligungs GmbH & Co. KG
                                  By:  Dr. h.c. Tschira Verwaltungs GmbH, as
                                       general partner


                                By:    /s/ Dr. h.c. Klaus Tschira
                                   --------------------------------------------
                                   Name:  Dr. h.c. Klaus Tschira
                                   Title: Managing Director

                                  EXHIBIT INDEX

EXHIBIT NO.           EXHIBIT DESCRIPTION

99.1                  Joint Filing Agreement